

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 29, 2024

David Mersky
Chief Executive Officer
Sibannac, Inc.
8657 N. Caballo Cir.
Paradise Valley, AZ 85258

> **Re: Sibannac, Inc.**
> **Post-Qualification Amendment to Offering Statement on Form 1-A**
> **Filed April 12, 2024**
> **File No. 024-12159**

Dear David Mersky:

We have reviewed your amendment and have the following comments.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to this letter, we may have additional comments.

Post-Qualification Amendment to Offering Statement on Form 1-A, Filed April 12, 2024

Cover Page

1. We note your response to prior comment 1, and we reissue the comment in part. Please revise your disclosure on the cover page and on page 24 to clarify in clause (ii) of the relevant paragraph that the offering will terminate no later than the third anniversary of the initial qualification date of the original offering statement, clearly identifying such third anniversary date (i.e., March 15, 2026, based on an initial qualification date of March 15, 2023 for the original offering statement).

Summary
Company Information, page 2

2. We note your disclosure on page 2 that you originally sold Vestra, LLC to Noho, Inc. in a related party transaction. Please tell us whether your reacquisition of Vestra, LLC and the NOHO Brand was also a related party transaction. If it was a related party transaction, provide us with your analysis as to whether the transaction triggers the

disclosures required by Part II, Item 13 of Form 1-A, as well as your analysis as to whether any of the NOHO Warrants impact the beneficial ownership disclosures required by Part II, Item 12 of Form 1-A.

3. We note your response to prior comment 3. Please further revise your offering statement to describe the material terms of your agreement to issue the NOHO Warrants. Your revised disclosure should clarify, without limitation, the requirements for issuing the warrants (e.g., the timeframe for issuing the warrants, who determines when the warrants will be issued, and any conditions precedent to issuing the warrants), how the material terms of the warrants will be determined, and any known restrictions, limitations, or other parameters within which the warrants will be issued.

4. We note your response to prior comment 4. In your revised disclosure, you state that you acquired 100% of the outstanding shares of Immersive Brand Concepts, Inc. in exchange for a promissory note and shares of your "Class A Common voting stock." Given that you have only one class of common stock and that you also have a class of Series A Preferred Stock, please clarify whether the equity consideration you paid was actually common stock or preferred stock.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Plan of Operation for the Next Twelve Months, page 26

5. We note your response to prior comment 9. Specifically, we note your revised disclosure that, if you raise $100,000 from this offering, you will be able to maintain minimal operations and complete the Kavern bar in the next 12 months. This statement appears to suggest that you require funds from this offering to complete the Kavern bar. Please reconcile this statement with your statement in the next sentence indicating that you will be able to complete the Kavern bar even if you do not raise any funds from this offering, as well as with your statements on pages 3, 33, F-10, and F-26 that Curidol has already raised the funds needed to complete the Kavern bar.

Business
Our Business Overview, page 34

6. We note your revised disclosure that your products include mushroom varieties and that you can manufacture mushroom products. Please expand your discussion to disclose the nature of your operations activities involving mushrooms and mushroom-derived products as well as describing the material effects of government regulations on this aspect of your business.

7. In the second paragraph, you state that you are a Nevada corporation located in Scottsdale, Arizona. However, we note that your revised disclosure indicates you are located in Paradise Valley, Arizona. Please advise or revise your offering statement as appropriate.

8. We note your revised disclosure clarifying that you are "committed to bringing [your] customers the highest-grade products on the market, by purchasing from sources that test

their products for dosage and purity, these products are all natural, third party lab tested by the supplier, for [y]our oils and extracts." Please further revise your disclosure to clarify whether this statement applies to raw materials or finished product. If finished product, please reconcile the statement with your disclosure in the succeeding paragraph that, "At the heart of [your] operation is manufacturing…." In your revised disclosure, please clarify which products you purchase from third parties, which products you manufacture, and whether any of the products you manufacture are also "third party tested."

9. We note your revised disclosure that you recently moved into DGS' manufacturing facility and that there is no formal agreement between you and DGS. Please briefly describe the material terms of your arrangement with DGS. In addition, to the extent material, please include risk factor disclosure regarding the nature of your arrangement with DGS, including to address any material risks that may arise in the event either you or DGS terminates your arrangement to share DGS' manufacturing facility.

Kratom, page 35

10. We note your response to prior comment 11, including your added disclosure on page 36 that "Immersive does not produce any products at its facility and is in the beginning stages of acquiring clients to provide white labeling and manufacturing services to." We also note the disclosure from your August 22, 2023 press release that Immersive has a manufacturing plant in Oklahoma. Please reconcile these disclosures with your added disclosure regarding the Oklahoma facility on page 45, which describes the facility as an "office and warehouse space" without reference to a manufacturing facility.

Management, page 47

11. We note your response to prior comment 16, and we reissue the comment in part. Given your disclosure that your Chief Executive Officer is your only full-time employee, please describe the material terms of the arrangement pursuant to which you engage Eric Stoll as your Chief Marking Officer. In your description, please disclose, as indicated in your response, that Eric Stoll is not compensated for his time at the Company and, to the extent material, the material rights and obligations of the parties and the term of the arrangement.

Principal Stockholders, page 54

12. We note your response to prior comment 17. Please further revise your principal stockholder table to clarify that the last column represents the percentages of the outstanding shares of the class identified on each respective row and revise any of the percentages as may be necessary. In this regard, we note that the table could be read to indicate that David Mersky beneficially owns 51% of the outstanding shares of Series A Preferred Stock, rather than 100% of the outstanding shares of Series A Preferred Stock.

We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Tracie Mariner at 202-551-3744 or Angela Connell at 202-551-3426 if you have questions regarding comments on the financial statements and related matters. Please contact Jessica Dickerson at 202-551-8013 or Chris Edwards at 202-551-6761 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Carl Ranno, Esq.